[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

MICHAEL J. CHOATE

Direct:  312-836-4066

Facsimile:  312-275-7554

E-mail:  mchoate@shefskylaw.com

February 14, 2012

VIA FEDERAL EXPRESS

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Inland Monthly Income Trust, Inc.

Registration No. 333-176775

Dear Ms. Barros:

On behalf of our client, Inland Monthly Income Trust, Inc., formerly Inland Core Assets Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 2 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on February 14, 2012.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to JoAnn M. Armenta, President and Chief Operating Officer of the Company, dated December 15, 2011.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

General

1.                                      We note your response to comment 4 of our letter dated October 11, 2011. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE:                           We have supplementally enclosed herewith paper copies of the referenced supporting material, accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and should be returned to the Company upon completion of the Staff review process.

2.                                      We note your reference throughout the prospectus to cash flow from operations, determined in accordance with GAAP, as adjusted for acquisition costs. Please note that this non-GAAP liquidity measure adds back acquisition costs, which are paid in cash.  Please revise your disclosure to remove reference to this non-GAAP liquidity measure.  Item 10(e)(1)(ii)(A) of Regulation S-K provides that a registrant must not “[e]xclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures...” If you may pay distributions from offering proceeds or borrowings, please revise your disclosure to affirmatively state so, including on the cover page of the prospectus.

RESPONSE:                           The Company has revised the prospectus to remove the references to “cash flow from operations, determined in accordance with GAAP, as adjusted for acquisition costs.”  Further, the Company has revised the prospectus, including the cover page, to affirmatively state that it may pay distributions from sources other than cash flow from operations, including borrowings and net offering proceeds.  The enclosed marked copy of the Amendment reflects these changes.

Questions and Answers About the Offering, page 1

3.                                      We note your response to comment 12 of our letter dated October 11, 2011 and your revised disclosure. We reissue our prior comment. Please revise your disclosure under the subtitle, “Q: Will I be notified of how my investment is doing?” on page 9 to disclose that Inland Western has reported an estimated per share value of $6.95 per share and Inland American has reported an estimated per share value of $8.03 per share.

RESPONSE:                           The Company has revised the response to the question in accordance with the comment.  The enclosed marked copy of the Amendment reflects the change.

Q: Will I be notified of how my investment is doing?

4.                                      We note your disclosure regarding your policy to use an independent third party to review the valuation approach used by your Business Manager. Please note that at that time you may need to identify the independent valuation advisor as an expert for your valuation and file its consent as an exhibit to any relevant registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

RESPONSE:                           The Company acknowledges the Staff’s comment.

5.                                      We note your statement that you expect to provide a per share estimated value of your shares annually. Please revise your disclosure in this section so that it is clear that you will not provide a per share estimated value based on a valuation of your assets and liabilities or your net asset value until 18 months after the close of your offering.

RESPONSE:                           The Company has revised the response to the question “Will I be notified of how my investment is doing?” to clarify that it does not expect to announce a per share estimated value of our common stock that is not based on the gross per share offering price until eighteen months (or any lesser period of time prescribed by FINRA) have passed without a sale in a “best efforts” public offering of its common stock.  The Company has stated this as an expectation, rather than a definitive statement, because it may choose to announce a per share estimated value earlier than eighteen months after the close of its last “best efforts” offering.  The enclosed marked copy of the Amendment reflects these changes.

Prospectus Summary, page 11

Dedicated Acquisitions Staff, page 15

6.                                      We note your response to comment 13 of our letter dated October 11, 2011 in which you have revised your disclosure on page 14 under “Summary Conflicts of Interest.” We reissue our prior comment. We note you indicate on page 15 that opportunities identified by your Business Manager will be presented only to you and will not be subject to rights of first refusal previously granted to other programs sponsored by IREIC or its affiliates. We further note you indicate that IREA also will identify and assist in acquiring properties for you. Please expand your disclosure in this section to clarify that IREA has granted Inland American a right of first refusal and Inland Diversified a right of first refusal to acquire all real estate assets that Inland American does not acquire.

RESPONSE:                           The Company has revised this section of the prospectus, now captioned “Prospectus Summary — Allocation of Investment Opportunities,” to make clear that the Company’s right to acquire properties identified by Inland Real Estate Acquisitions, Inc.

(“IREA”) will be subject to the exercise of any prior rights vested in Inland Real Estate Corporation, Inland American Real Estate Trust, Inc. and Inland Diversified Real Estate Trust, Inc., and has specifically described these prior rights.  The enclosed marked copy of the Amendment reflects this change.

Organizational Structure, page 16

7.                                      We note your response to comment 16 of our letter dated October 11, 2011 in which you have revised your disclosure to indicate that you acquired 1,000 shares of common stock in The Inland Real Estate Group of Companies, Inc. for $1,000. Please revise your disclosure to clarify when you acquired these shares.

RESPONSE:                           The Company has revised this disclosure to clarify that it purchased 1,000 shares of common stock of The Inland Real Estate Group of Companies, Inc. on August 24, 2011.  The enclosed marked copy of the Amendment reflects this change.

Distribution Policy, page 25

8.                                      We note your response to comment 16 of our letter dated October 11, 2011 and we reissue our prior comment in part. Please revise your disclosure to clarify whether you expect to pay distributions in excess of earnings during your offering.

RESPONSE:                           As described in response to comment two, the Company has revised those sections of its prospectus that discuss its distribution policy. Specifically, the Company has revised these sections to note that it may pay distributions during a given period in an aggregate amount that exceeds its cash flow from operations for that period, determined in accordance with GAAP.  Further, the prospectus makes clear that some or all of the Company’s distributions for any period in which its cash flow from operations is not sufficient may be paid from retained cash flow, from borrowings, from cash flow from investing activities, including the net proceeds from the sale of its assets, or from the net proceeds of this or future offerings.  The Company also states in the prospectus that it has not limited its use of any of these sources to fund distributions.  The enclosed marked copy of the Amendment reflects these changes.

Risk Factors, page 29

“Investors will experience dilution in the net tangible book value…,” page 30

9.                                      We note your response to comment 21 of our letter dated October 11, 2011 and we reissue our prior comment. Please expand this risk factor to disclose the potentially dilutive impact to new investors resulting from any future payments by the company of distributions in excess of earnings.

RESPONSE:                           The Company has revised the risk factor captioned “Investors will experience dilution in the net tangible book value of their shares equal to the offering costs associated with those shares” to clarify that to the extent that the Company funds distributions from sources other than cash flows from operations, investors may experience dilution in the value of their investment.  The enclosed marked copy of the Amendment reflects this change.

“The amount and timing of distributions, if any, may vary…,” page 32

10.                               We note your response to comment 22 of our letter dated October 11, 2011. Please revise this risk factor to specifically state that there is no guarantee of distributions.

RESPONSE:                           The Company has revised the risk factor captioned “The amount and timing of distributions, if any, may vary.  We may pay distributions from sources other than cash flow from operations, including cash flow generated by investing activities” to clarify that the Company may not make any distributions to its stockholders.  The enclosed marked copy of the Amendment reflects this change.

Capitalization, page 62

11.                               We note your response to our prior comment 23 and your revision to your filing. It appears that you have calculated your pro forma amount for Additional Paid-in Capital of $2,199,780 using gross offering proceeds instead of net offering proceeds. Please advise or revise.

RESPONSE:                           Because this table is not required by Form S-11 or Regulation S-K, the Company has determined to remove the table from the registration statement. The enclosed marked copy of the Amendment reflects this change.

Management, page 97

12.                               We note your response to comment 38 of our letter dated October 11, 2011 in which you indicate that you have not yet identified the three independent directors. Please revise your disclosure to provide the information required by Item 401 of Regulation S-K for all persons nominated or chosen to become directors, as applicable.

RESPONSE:                           The Company has revised the “Management” section of the prospectus to provide the information required by Item 401 of Regulation S-K, including with respect to its three independent directors.  The enclosed marked copy of the Amendment reflects these changes.

Principal Stockholders, page 123

13.                               We note your response to comment 30 of our letter dated October 11, 2011 and the revised footnote on page 123. Please revise to clarify if Mr. Goodwin controls the voting and dispositive powers of the shares held by Inland Real Estate Investment Corporation.

RESPONSE:                           The Company has revised footnote two of the “Principal Stockholders” table to clarify that Mr. Goodwin controls the voting and disposition decisions of Inland Real Estate Investment Corporation.  The enclosed marked copy of the Amendment reflects this change.

Investment Objectives and Policies, page 124

14.                               We note your response to comment 31 of our letter dated October 11, 2011. We reissue our prior comment in part. Please disclose when you will inform your stockholders of any changes to your investment policies.

RESPONSE:                           The Company has revised the section of its prospectus captioned “Investment Objectives and Policies — Investment Objectives” to clarify that it will supplement the prospectus as soon as reasonably practicable to describe any material changes to its investment objectives and policies, and that the supplement will be delivered to stockholders once it has been filed with the Commission.  The enclosed marked copy of the Amendment reflects this change.

Management’s Discussion and Analysis of Financial Condition, page 141

Funds from Operations, page 149

15.                               We note that you have described why it is appropriate to add back impairment charges.  Please also describe the limits in adjusting for impairments, including that impairments limit the usefulness of FFO as a historical operating performance measure since impairments indicate that the property’s operating performance has been permanently affected.

RESPONSE:                           The Company has revised the section of its prospectus captioned “Management’s Discussion and Analysis of Financial Condition — Funds from Operations” to state that the exclusion of impairments limits the usefulness of FFO as a measure of historical  operating performance, because an impairment indicates that the property’s operating performance has been permanently affected.  The enclosed marked copy of the Amendment reflects this change.

Appendix A

Table III

Inland American Retail Real Estate Trust Inc., page A-7

16.                               We note your response to our prior comment 36 and your revision to your filing. It appears that you have segregated ‘Profit on sale of properties’ from ‘Net loss from discontinued operations.’ Please revise your filing to present one amount for ‘Net loss from discontinued operations’ that is consistent with the Inland American’s most recent Form 10-K. Additionally, please revise your filing to present ‘Net loss from discontinued operations’ immediately above ‘Net income (loss) — GAAP basis.

RESPONSE:                           The Company has revised Appendix A to the prospectus to address the Staff’s comments.  The enclosed marked copy of the Amendment reflects these changes.

Exhibit Index

17.                               We note your response to comment 40 of our letter dated October 11, 2011. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

RESPONSE:                           The Company acknowledges the Staff’s comment.  The Company also respectfully notes that the forms of legal and tax opinions have been filed as Exhibits 5 and 8, respectively, to the original Form S-11, as filed with the Commission on September 9, 2011.  The dated and executed versions of these opinions will be filed with the final pre-effective amendment to the Company’s registration statement.

18.                               We note that you filed an unexecuted version of your articles of incorporation as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

RESPONSE:                           The Company acknowledges the Staff’s comment, and intends to file the final executed version of its charter prior to requesting acceleration of the effective date of its registration statement.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

Enclosure

cc:                                 Robert H. Baum, Esq.

JoAnn Armenta

Cathleen M. Hrtanek, Esq.

Kristin A. Orlando, Esq.